Electrolux




Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

                         Aktiebolaget Electrolux (publ)
    Form 20-F for the fiscal year ended December 31, 2004 (File No. 0-15741)
    ------------------------------------------------------------------------

Dear Mr. Spirgel:

                  We refer to the Staff's comment letter dated June 1, 2005, relating to the Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") of Aktiebolaget Electrolux (publ) ("Electrolux"). Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter of June 1, 2005.

                  All references to page numbers in this letter refer to the page numbers of the Form 20-F as filed with the Commission on April 8, 2005.

Form 20-F for the fiscal year ended December 31, 2004

Selected Financial Data, page 4
Operating and Financial Review and Prospects, Value Creation, page 30

1. Refer to "Value Creation" and footnote 2. Expand your disclosures to discuss the following:

         o the specific manner in which you use this non-GAAP measure to conduct or evaluate the business;
         o the economic substance behind your decision to use such a measure;
         o the material limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure, operating income; and
         o the manner in which you compensate for these limitations when using this non-GAAP measure.

         Response

         For future filings, Electrolux will amend its disclosure relating to "Value Creation" in the manner set forth in Annex A to this letter (additional disclosure underlined).

Aggregate Contractual Obligations, page 47

2. Present the required interest payments in the table.

         Response

         Electrolux's interest-bearing liabilities relating to its long-term debt are disclosed in Note 18 of its financial statements on pages F-28 and F-29 of the Form 20-F. As disclosed in footnote (1) to the "Interest-bearing Liabilities" table on page F-29, Electrolux's interest-bearing liabilities on its long-term debt have been swapped from fixed to floating rates pursuant to certain interest-rate swap agreements. Consequently, it is not possible to add details of Electrolux's interest-bearing liabilities relating to its long-term debt to the table entitled "Aggregate Contractual Obligations" under
         Item 5.F of the Form 20-F. For future filings, however, Electrolux will add a footnote to the table under Item 5.F cross-referencing Note 18 of its financial statements in this regard.

         The element of interest payable in respect of Electrolux's capital and operating lease obligations is already included in the Swedish kronor amounts presented in the table under Item 5.F. against the line items "Capital Lease Obligations" and "Operating Leases", respectively.

Financial Statements

3. Refer to your asbestos litigations disclosure on page 9. Please tell us why the details of any settlements, accruals and/or the range of possible loss related to these litigations are not required to be disclosed in the footnotes. Also tell us whether any settlements and/or accruals considered insurance coverage. If so, tell us how you accounted for the insurance coverage.

         Response

         Under Swedish GAAP, Electrolux is not required to disclose in the notes to its financial statements details of any settlements, accruals and/or the range of possible loss relating to the asbestos-related personal injury claims in the United States, unless, in the case of settlements or accruals, such amounts are material. Electrolux's settlements and provisioning in respect of such claims are immaterial. Further, due to the lack of predictability of either the number of future claims, the number of plaintiffs that any future claims may represent and the outcome of litigation in respect of any future claims made against Electrolux, Electrolux cannot reasonably estimate a range of possible loss relating to future asbestos-related lawsuits.

         As of January 1, 2005, Electrolux has applied International Financial Reporting Standards ("IFRS"). Electrolux's Form 20-F for the fiscal year ended December 31, 2005 will contain financial statements in conformity with IFRS. IFRS will require qualitative disclosure relating to Electrolux's asbestos-related personal injury claims in the United States to be contained in Note 25 (Contingent Liabilities) (or its 2005 equivalent).

         As disclosed in its Form 20-F, Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the asbestos-related personal injury cases during some of the relevant years. As required by Swedish GAAP, Electrolux does not take account of the insurance coverage when provisioning for the asbestos-related claims.

Note 1 Basis of Preparation, page F-8

4. Refer to the last sentence in the first paragraph. Please tell us how this accounting policy complies with Swedish GAAP.

         Response

         Electrolux hereby confirms that the "Electrolux Accounting Manual" referenced in the last sentence of the first paragraph under "Note 1 - Accounting and valuation principles - Basis of Preparation" is fully compliant with Swedish GAAP. From January 1, 2005, the "Electrolux Accounting Manual" is fully compliant with IFRS. For future filings, Electrolux will add a sentence to the effect that such manual is fully compliant with IFRS.

Note 3 Segment information, page F-17

5. Refer to your line item "Operating income". Revise the title here and all applicable sections of the filing since it is confusingly similar to operating income under Swedish GAAP.

         Response

         Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item "items affecting comparability" which appears separately on the face of the income statement and in Note 7 to its consolidated financial statements contained in the 20-F.

         In several tables within, and sections of, its 2004 20-F, Electrolux includes and/or discusses "operating income" excluding items affecting comparability. For future filings, Electrolux will amend its disclosure in the manner set forth in Annex B to this letter (additional disclosure underlined) so as to clearly distinguish "operating income" from "operating income excluding items affecting comparability", as well as to specify what such "items affecting comparability" consist of.

Note 7 Items affecting comparability (SEK million), page F-20

6. We note that you recorded a provision for loan guarantees in 2003. Please provide us the details of this provision.

         Response

         Electrolux supplementally advises the Staff that the provision for loan guarantees in 2003 relate to the fact that, in accordance with business practice in the sector, Electrolux has historically provided guarantees for certain loans in connection with the setting up of launderettes in Germany that are equipped with professional laundry equipment supplied by the Electrolux Group. In 2003, such German launderettes have experienced financial difficulties due to weak market conditions. As of December 31, 2003, Electrolux had fulfilled the major part of its guarantee commitments. The provision of SEK293 million was taken in September 2003. Of this, SEK 64 million remained unutilized at December 31, 2003. At December 31, 2004, SEK 29 million of the provision remained unutilized.

Note 10 Taxes, page F-23

7. Please tell us the nature of the deferred taxes recognized in equity. Also tell us how this was reflected in the equity reconciliation in
         Note 30.

         Response

         Electrolux hereby supplementally advises the Staff that the "deferred taxes recognized in equity" contained in the third table under Note 10 (Taxes) of its financial statements consists of the following:


                                                                           (SEK millions)
         Deferred tax on the adjustment for exchange differences on loans
            designated as equity hedges...................................       51
         Difference between average exchange rates and balance sheet date rate for deferred taxes relating to items affecting
            comparability.................................................      (16)
         Deferred tax on opening balance adjustment of a Swiss pension
            plan..........................................................       (9)
                                                                            -------------
         Total............................................................       26
                                                                            =============


         No adjustment was made for the deferred taxes recognized in equity in the equity reconciliation in Note 30.

Note 30 Restructuring and other provisions, page F-49

8. Please provide us with a schedule reconciling this provision with your provision under Swedish GAAP and tell us the nature of the US and Swedish GAAP differences.

         Response

         According to the reconciliation table on page F-55 of the Form 20-F, the total adjustment is SEK 178 million. Electrolux hereby supplementally advises the Staff that it made the following adjustments in accordance with U.S. GAAP with respect to its 2004 restructuring projects, each as more fully described below:


                                                                           (SEK millions)
        Building exit costs/factory decommissioning ......................      117
        Lease contract terminations.......................................       31
        Consultancy fees..................................................       10
        Other items.......................................................       20
                                                                            -------------
              Total.......................................................      178
                                                                            =============


         Building exist cost/factory decommissioning: Under IAS 37 (included in the Swedish GAAP as from 2002), costs relating to idle facilities and other similar costs which do not benefit future periods could be provided for. Pursuant to FAS 146 and SOP 95-1, only costs associated by environmental clean-up regulated by statutory requirements could be provided for. Other costs relating to this topic are recorded as incurred under US GAAP.


         Lease contract terminations: Under IAS 37, lease and other contract termination costs can be recorded to the extent that such costs result from the restructuring and are not associated with ongoing activities of Electrolux. FAS 146 states that costs to terminate a contract before the end of its term should be recognized and measured at fair value when the entity actually terminates the contract according to existing lease provisions or through negotiation. Other contract termination costs are recognized and measured at fair value when the entity ceases using the rights conveyed by the contract.


         Consultancy fees: Under FAS 146, consultancy fees should be recorded when incurred. IAS 37 permits immediate recording.

Note 30 Comprehensive income, page F-55

9.       Please refer to footnote 1. We are unable to locate the description in
         Item 5. Please advise.

         Response

         Electrolux hereby supplementally advises the Staff that the footnoted cross-reference to Item 5 more specifically should refer to the sub-section of Item 5 entitled "Changes in Financial Reporting and Accounting Policies - Swedish GAAP - Accounting Policies Adopted in 2004 - RR29: Employee Benefits". For future filings, Electrolux will add this additional level of specificity to the cross-reference in footnote 1 of this table.

                                    * * * * *

                  Should the Staff have any questions or require any additional information, please do not hesitate to contact me.

                  Very truly yours,

                  /s/Fredrik Rystedt

                  Fredrik Rystedt
                  Chief Financial Officer



cc:      Dean Suehiro, Senior Staff Accountant
         Michael Henderson, Staff Accountant

         - United States Securities and Exchange Commission, Washington D.C

         Carl-Henrik Lindgren
         Mikael Ostman
         -  AB Electrolux, Stockholm, Sweden

         Anders Lundin
         Christine Rankin-Johansson
         - PriceWaterhouseCoopers, Stockholm, Sweden

         James Bartos
         Peter Young
         -  Shearman & Sterling (London) LLP, London

                                                                         ANNEX A
                                                                         -------

Value Creation

         Value Creation is a performance measure focused on growth and shareholder return in Swedish kroner terms. Value Creation is extensively used by Electrolux for internal reporting purposes and as a management tool for measuring and evaluating financial performance within the Group. Electrolux uses Value Creation internally to measure and evaluate business areas, product lines and regional performance.

         As more fully described below, Value Creation for the Group is calculated by assuming a cost of capital on net assets across the Group for a particular year and then measuring the "value created" by comparing the Group's operating income for the same year against the assumed cost of capital for that year. A higher return (in operating income terms) than the assumed cost of capital on net assets across the Group implies that the Group has created value in Swedish kroner terms for its shareholders. A lower return would imply inefficiency in utilization of the Group's asset base.

          Because Value Creation is expressed in Swedish kroner rather than as a percentage (like, for instance, return on assets), Electrolux believes it focuses on growth in kroner terms as opposed to a measure which could improve simply because the asset base shrinks.

         Value Creation is also used by the Group as a basis for remuneration for managers and employees. The Group has a program of variable salary for management and other key personnel. Variable salary is based on a financial target for Value Creation, as well as non-financial targets. The Group also has a performance-based long-term incentive program for approximately 200 of its most senior managers. This performance share program is linked to targets for the Group's Value Creation over a three-year period.

         Value Creation is not a measure determined in accordance with GAAP. Electrolux believes, however, that its definition links operating income and asset efficiency with the cost of the capital employed in operations. Value Creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

         Value Creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

         Value Creation is reconciled to operating income as follows:


                                                      2004         2003        2002         2001        2000
                                                    --------     --------    --------     --------    --------
                                                                (SEK millions, except percentages)
         Operating Income                            4,714        7,175       7,731        6,281       7,602

               Excluding items affecting
         comparability                               1,960         463         434          141         448
                                                    --------     --------    --------     --------    --------
                                                     6,674        7,638       8,165        6,422       8,050
               Less asset capital charge             3,696        4,189       4,704        6,160       5,627
                                                    --------     --------    --------     --------    --------

         Value Creation                              2,978        3,449       3,461         262        2,423
                                                    --------     --------    --------     --------    --------
         Weighted Average Cost of Capital x           12%          13%         13%          14%         14%
                                                    --------     --------    --------     --------    --------
         Average net assets =                        30,797       32,226     36,182        44,002      40,194
                                                    --------     --------    --------     --------    --------
         Asset capital charge                        3,696        4,189       4,704        6,160       5,627
                                                    --------     --------    --------     --------    --------


                  The cost of capital varies between different countries and business units due to country-specific factors such as interest rates, risk premiums and tax rates. WACC is calculated annually by Electrolux to apply for the following year on the basis of agreed parameters aimed at determining the Group's cost of capital. Net assets are total assets exclusive of liquid funds (short-term investments and cash and bank balances), interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions and excluding items affecting comparability. A higher return on net assets than the WACC implies that the Group creates value.

         The method by which Electrolux calculates the "asset capital charge" within the Value Creation measure is potentially disadvantageous in that it has the potential to encourage inappropriate management of the asset base in order to upwardly manage the value created against such asset base. Electrolux mitigates against this potential risk by prohibiting or restricting certain activities, such as factoring, as well as taking account of specific investments in property, plant and equipment through the budgeting process.

         Total Value Created in 2004 amounted to SEK 2,978 million (3,449). The decline reflects mainly the decrease in operating income, which was partly offset by a decline in average net assets. The capital turnover rate was 3.92, as against 3.85 in the previous year. The WACC rate for 2004 was computed at 12%, as compared against 13% for 2003. The change in the WACC rate had a positive impact of SEK 308 million on Value Created in 2004.

                                                                         ANNEX B
                                                                         -------


 Operating Income by Business
             Area                                 2004                     2003(3)                  2003(4)
-----------------------------------      ----------------------    ----------------------   ----------------------
                                             SEK                       SEK                      SEK
                                           million      %(2)         million       %(2)       million      %(2)
                                         -----------  ---------    -----------  ---------   -----------  ---------
Consumer Durables(1).............           5,623         74.5        6,365         75.9       6,250         74.6
Professional Products(1).........           1,921         25.5        2,018         24.1       2,132         25.4
Common Group costs, etc..........            -870            -         -745            -        -744            -
                                         -----------  ---------    -----------  ---------   -----------  ---------
Total Operating Income, excluding
items affecting comparability
(impairment and restructuring
charges and capital gains/losses on
divestments......................           6,674            -        7,638            -       7,638            -
                                         -----------  ---------    -----------  ---------   -----------  ---------
Items affecting comparability....          -1,960            -         -463            -        -463            -
                                         -----------  ---------    -----------  ---------   -----------  ---------
   Total Operating Income........           4,714            -        7,175            -       7,175            -
                                         ===========  =========    ===========  =========   ===========  =========


----------

1. Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see "Presentation of Information" and Note 7 to the consolidated financial statements.
2. As a percentage of total operating income, excluding items affecting comparability and common group costs.
3. Based on 2004 segmental reporting structure. See "Changes in Segment Reporting in 2004" above.
4.       Based on 2003 segmental reporting structure.

         The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability and U.S. GAAP, see "Presentation of Information" and Note 30 to the consolidated financial statements.


Consumer Durables

Consumer Durables by Region                                                   2004               2003
---------------------------------------------------------------------   ---------------    ---------------
                                                                           (SEK million, except percentage
                                                                            amounts and employee numbers)
Europe
Net sales ...........................................................         42,703             44,267
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments).........................................................          3,124              3,289
Operating margin, %(1)...............................................            7.3                7.4
Net assets(2)........................................................          6,121              5,873
Return on net assets, %(3)...........................................           46.1               46.1
Capital expenditure..................................................          1,561              1,202
Average number of employees..........................................         26,146             27,788

North America
Net sales ...........................................................         30,767             32,247
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments..........................................................          1,106              1,583
Operating margin, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments),%(1)....................................................            3.6                4.9
Net assets(2)........................................................          6,619              7,683
Return on net assets, %(3)...........................................           14.3               18.8
Capital expenditure..................................................          1,439                618
Average number of employees..........................................         16,329             15,249




Rest of the world

Net sales............................................................         13,479             12,544
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments).........................................................           -159                  0
Operating margin, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments), %(1)...................................................           -1.2                0.0
Net assets(2)........................................................          5,062              4,420
Return on net assets, %(3)...........................................           -3.5                0.0
Capital expenditure..................................................            438                470
Average number of employees..........................................         13,547             15,389


Consumer Outdoor Products

Net sales............................................................         17,579             17,223
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments).........................................................          1,552              1,493
Operating margin, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments), %(1)...................................................            8.8                8.7
Net assets(2)........................................................          4,578              4,498
Return on net assets, %(3)...........................................           26.8               25.6
Capital expenditure..................................................            517                560
Average number of employees..........................................          6,041              5,633


----------

1. Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.
2. Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.
3. Defined as operating income as a percentage of average net assets, excluding items affecting comparability.


         Operations in Europe
         --------------------

         Major Appliances. Total industry shipments of core appliances in Europe in 2004 increased in volume by approximately 3.8% over 2003. Western Europe showed an increase of about 2%, while the increase in Eastern Europe was almost 9%. A total of 78.1 (73.1) million units of appliances (excluding microwave ovens) were estimated to have been shipped in the European market during 2004. Of these, a total of 56.4 (55.0) million units referred to Western Europe.

         Group sales of appliances in Europe for the full year were somewhat lower than in 2003, mainly as a result of the divestment of Vestfrost in 2003, and lower volumes in Western Europe, particularly in Germany. Sales in Eastern Europe showed a continued positive trend. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), declined as a result of lower volumes, higher investments in brand-building and increased costs for materials, particularly in the fourth quarter.

         Floor-care. Market demand for floor-care products in Europe rose by approximately 8% in 2004. The increase in demand referred primarily to the low-price segments. Group sales declined in comparison with the previous year. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), declined as a result of lower volumes and downward pressure on prices. Costs related to transfer of production from Sweden to Hungary also had a negative impact.

         Group sales of core appliances in North America showed good growth in U.S. dollars, but declined in SEK. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the full year in U.S. dollars was in line with 2003, despite higher costs for materials and increased investments in product innovations and brand building. Sales in the fourth quarter were particularly strong and showed a significant increase in SEK. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), in the fourth quarter increased substantially and margin improved, as a result of higher volumes, improved productivity and a positive pricing trend.

         Floor-care Products. The market for floor-care products in the United States increased by approximately 4% in volume over the previous year. Group sales showed a marked decline. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), was substantially lower than in 2003 as a result of downward pressure on prices and lower volumes particularly in the lower price segments. Income in the fourth quarter was positive, following two weak quarters, as a result of implemented restructuring.

         Operations in Rest of the World
         -------------------------------

         Brazil. The market for core appliances in Brazil showed a strong upturn for the year as a whole. Group sales of appliances rose substantially on the basis of strong demand, increased prices and new product launches. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved and was positive.

         India and China. Group sales of appliances in India increased in comparison with the previous year, mainly within air-conditioners and microwave ovens, which have been added to the product offering. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the Indian operation improved substantially, but was still negative.

         Group sales of appliances in China declined from the previous year. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the Chinese operation showed a substantial downturn in the fourth quarter and the operating loss for the full year was larger than in 2003. The negative trend in income in the fourth quarter was mainly due to an increase of the provision for warranties related to prior years. Lower volumes and downward pressure on prices also had a negative impact on operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the full year.

         Australia. The market for appliances in Australia increased in volume. Sales for the Group's Australian operation were largely unchanged for the year as a whole. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), showed a substantial downturn for the full year, but improved considerably in the fourth quarter as a result of implemented restructuring and new product launches. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), was negatively impacted by costs for restructuring in the amount of approximately SEK 100 million. This in addition to the restructuring charge of SEK 103 million that was reported in the third quarter within items affecting comparability.

         Consumer Outdoor Products
         -------------------------

         Demand for consumer outdoor products in Europe in 2004 is estimated to have increased somewhat over the previous year. Sales for the Group's European operation showed good growth. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved considerably as a result of higher sales of products imported from the Group's U.S. operation, an improved product mix and lower operating costs. Both sales and operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the Group's North American operation increased somewhat in U.S. dollars but declined in SEK. Operating margin was largely unchanged in comparison with 2003.


Professional Products
Professional Indoor Products                                                   2004              2003
---------------------------------------------------------------------   ---------------    ---------------
                                                                          (SEK million, except percentage
                                                                          amounts and employee numbers)
Net sales............................................................          6,440              8,113
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses
on divestments)                                                                  442                556
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................            6.9                6.9
Net assets(2)........................................................          1,018                974
Return on net assets, %(3)...........................................           41.7               38.3
Capital expenditure..................................................            144                278
Average number of employees..........................................          3,595              6,126


Professional Outdoor Products                                                  2004              2003
---------------------------------------------------------------------   ---------------    ---------------
                                                                         (SEK million, except percentage
                                                                          amounts and employee numbers)
Net sales............................................................          9,623              9,596
Operating income, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments).........................................................          1,479              1,462
Operating margin, excluding items affecting comparability
(impairment and restructuring charges and capital gains/losses on
divestments), %(1)...................................................           15.4               15.2
Net assets(2)........................................................          3,869              4,117
Return on net assets, %(3)...........................................           35.6               35.0
Capital expenditure..................................................            393                283
Average number of employees..........................................          5,616              5,759


----------

1. Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.
2. Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.
3. Defined as operating income as a percentage of average net assets, excluding items affecting comparability.


         Professional Indoor Products

         Overall, sales of Professional Indoor Products were in line with the previous year, after adjustment for divestments. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved somewhat for comparable units.

         Food-service equipment. Demand for food-service equipment in 2004 is estimated to have been somewhat lower than in the previous year. Group sales for the year were largely unchanged. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), declined slightly, mainly due to the costs of entering the U.S. market.

         Laundry equipment. Group sales of laundry equipment in local currency were in line with the previous year. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved somewhat on the basis of implemented price increases and lower production costs, despite the negative impact of changes in exchange rates.

         Professional Outdoor Products

         Demand for professional chainsaws in 2004 is estimated to have increased in most major markets. Group sales showed strong growth over the previous year.

         Group sales of commercial lawn and garden equipment declined for the full year, mainly due to lower pre-season sales than in 2003. Overall, sales of construction equipment in local currency were in line with the previous year, showing an increase in North America and a decrease in Europe, Asia and Australia.

         Total sales of Professional Outdoor Products increased in local currency. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), were largely unchanged. Margin was negatively impacted by changes in exchange rates.

         Value Creation

         See "Results of Operations for 2004 as compared to 2003 - Value Creation" above.

         Total value created in 2003 amounted to SEK 3,449 million compared with SEK 3,461 million in the previous year. Value created was positively impacted by lower average net assets, excluding items affecting comparability, which declined to SEK 32,226 million (36,182). The decline in net assets was mainly due to changes in exchange rates and divestments, partially offset by an increase in working capital.

         Results of Operations by Business Area

         The following tables set out certain information regarding Electrolux's net sales and operating income by business area.


Net Sales by Business Area                                               2003                             2002
--------------------------------------------------------   ----------------------------      ----------------------------
                                                             SEK million        %(1)          SEK million         %(1)
                                                           --------------   -----------      --------------   -----------
Consumer Durables......................................          105,021         84.7             111,520           83.8
Professional Products..................................           18,969         15.2              21,484           16.1
Other..................................................               87          0.1                 146            0.1
                                                           --------------   -----------      --------------   -----------
   Total consolidated amounts..........................          124,077        100.0             133,150          100.0
                                                           ==============   ===========      ==============   ===========


----------

1.       As a percentage of total consolidated net sales.


             Operating Income by Business Area                           2003                             2002
--------------------------------------------------------   ----------------------------      ----------------------------
                                                             SEK million        %(2)          SEK million         %(2)
                                                           --------------   -----------      --------------   -----------
Consumer Durables(1)...................................            6,250         74.6               6,587           74.4
Professional Products(1)...............................            2,132         25.4               2,261           25.6
Common Group costs, etc................................             -744            -                -683              -
                                                           --------------   -----------      --------------   -----------
Total Operating Income, excluding items affecting
comparability (impairment and restructuring charges and
capital gains/losses on divestments)...................            7,638            -               8,165              -
                                                           --------------   -----------      --------------   -----------
Items affecting comparability..........................             -463            -                -434              -
                                                           --------------   -----------      --------------   -----------
   Total Operating Income..............................            7,175            -               7,731              -
                                                           ==============   ===========      ==============   ===========


----------

1. Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see "Presentation of Information" and Note 7 to the consolidated financial statements.
2. As a percentage of total operating income, excluding items affecting comparability and common group costs.

         Demand increased during 2003 in most of the Group's product areas in both Europe and North America. Market conditions in Asia and Australia improved, while demand in Brazil showed a significant downturn.

         The strengthening of the Swedish krona against most currencies during the year had a negative impact on sales and income, particularly for Consumer Durables in North America and Professional Outdoor Products.

         The markets for Consumer Durables in both Europe and the United States were characterized by an increased downward pressure on prices. This was offset, however, by improved manufacturing efficiencies, savings from restructuring and lower costs for materials and components.

         Sales and operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for Consumer Durables increased in comparable currencies, but declined in Swedish krona. Operating margin was largely unchanged compared with the previous year.

         Sales for Professional Products declined, mainly as a result of the divestment of the compressor and motor operations within Indoor Products. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), was lower than in the previous year, but margin improved.

         The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability and U.S. GAAP, see "Presentation of Information" and Note 30 to the consolidated financial statements.



         Consumer Durables

Consumer Durable By Region                                                     2003              2002
---------------------------------------------------------------------   ---------------    ---------------
                                                                         (SEK million, except percentage
                                                                          amounts and employee numbers)
Europe

Net Sales............................................................         47,312             48,250
Operating Income, excluding items affecting comparability (impairment
and restructuring charges and capital gains/losses on divestments)             3,382              3,265

Operating Margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................            7.1                6.8
Net Assets(2)........................................................          6,977              7,576
Return on net assets, %(3)...........................................           40.4               37.1
Capital Expenditure..................................................          1,269              1,328
Average number of employees..........................................         28,755             30,837


North America

Net Sales............................................................         45,063             48,450
Operating Income, excluding items affecting comparability (impairment
and restructuring charges and capital gains/losses on divestments)...          2,866              3,271
Operating Margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................            6.4                6.8
Net Assets(2)........................................................         10,724             12,874
Return on net assets, %(3)...........................................           22.8               21.8
Capital Expenditure..................................................          1,089                984
Average number of employees..........................................         19,602             18,318


Rest of the world

Net Sales............................................................         12,646             14,820
Operating Income, excluding items affecting comparability (impairment
and restructuring charges and capital gains/losses on divestments)...              2                 51

Operating Margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................              -                0.3

Net Assets(2)........................................................          4,461              3,913
Return on net assets, %(3)...........................................              -                0.3
Capital Expenditure..................................................            470                406
Average number of employees..........................................         15,418             17,518


----------

1. Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.
2. Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.
3. Defined as operating income as a percentage of average net assets, excluding items affecting comparability.


         Operations in Europe
         --------------------

         Major Appliances. Industry shipments of core appliances in Europe increased in volume by approximately 4% during 2003 as compared with 2002. This industry-wide growth relates primarily to Eastern Europe with industry shipments increasing by approximately 10% during 2003 compared with 2002. Industry shipments of white goods in Western Europe increased by approximately 3%. A total of 72.6 (69.6) million units of appliances (excluding microwave ovens) were estimated to have been shipped in the European market during 2003. Of these, a total of 55.0 (53.6) million units were estimated to have been shipped in Western Europe.

         Group sales of appliances in Europe increased in volume, with growth particularly in Eastern Europe, Spain and the United Kingdom. Group operating income and margin was in line with the previous year.

         Floor-care. The general market for floor-care products in Europe grew in volume terms, particularly in the lower price segments where Electrolux does not compete. Group sales for floor-care products declined compared with 2002, due principally to lower sales volumes. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved, principally as a result of a better product mix and implemented restructuring.

         Consumer Outdoor Products. Demand for Group consumer outdoor products in Europe was weaker in 2003 than in 2002, mainly due to unfavorable weather. Group sales in Europe declined, although Group operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved.

         Operations in North America
         ---------------------------

         Major Appliances. In the United States, industry shipments of core appliances increased by approximately 4% from 2002. Industry shipments of major appliances (i.e., inclusive of room air-conditioners and microwave ovens) rose by approximately 8%. The U.S. market for core appliances (exclusive of microwave ovens and room air-conditioners), which consists of industry shipments from domestic producers plus imports, amounted to 43.5 (41.7) million units in 2003.

         Group sales of appliances in North America grew in U.S. dollar terms. Operating income and margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), increased in 2003 as a result of higher volumes, lower costs for materials and improved manufacturing efficiency.

         Floor-care Products. Demand for floor-care products in the United States grew in 2003 compared with 2002, despite significant price erosion in the market. Sales for the Group's American operation declined in local currency. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), showed a considerable downturn, mainly as a result of an unfavorable product mix and downward pressure on prices.

         Consumer Outdoor Products. Demand for garden equipment in North America also improved. The Group achieved sales growth in U.S. dollar terms. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), increased substantially as a result of higher volumes and improved manufacturing efficiency.

         Operations in Rest of the World
         -------------------------------

         Brazil. The market for appliances in Brazil showed a considerable downturn for 2003. However, shipments in the fourth quarter of 2003 were largely unchanged compared with the same period in 2002. The market for appliances in Australia showed an upturn in volume in 2003 compared with the previous year. In

Brazil, sales of appliances grew in local currency, but declined following translation into SEK. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved from the previous year, but was still negative.

         India and China. In India and China, sales of appliances were substantially lower in 2003 compared with 2002 as a result of implemented restructuring and focusing of operations on core areas. Income for both operations remained negative in 2003, but improved from 2002, mainly in the fourth quarter. In China, production of refrigerators was consolidated from two plants to one. In India, production was discontinued at both compressor plants and at one of the three refrigerator plants. Capacity was reduced in the remaining refrigerator plants. In addition, as Asia is becoming an important base for sourcing, a new purchasing office was established in the region in 2003. Both the Indian and Chinese operations are being increasingly integrated into the Group, participating in global products councils, and benefiting from other supporting Group processes in purchasing, talent management, branding and improved manufacturing efficiency.

         Australia. The Australian operation, which was acquired at the beginning of 2001, showed a decline in both sales and operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), although operating margin in 2003 was in line with 2002. The Australian operation markets appliances under eight different brands. During the year, a process was initiated to reduce the number of brands to three and at the same time introduce the Electrolux brand. The Group is also strengthening the product portfolio in Australia with a substantial number of new products in 2004.


         Professional Products

Professional Products                                                          2003              2002
---------------------------------------------------------------------   ---------------    ---------------
                                                                         (SEK million, except percentage
                                                                          amounts and employee numbers)
Professional Outdoor Products
Net Sales............................................................         10,856             10,597
Operating Income, excluding items affecting comparability (impairment
and restructuring charges and capital gains/losses on divestments)...          1,576              1,508
Operating Margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................           14.5               14.2
Net Assets(2)........................................................          4,429              3,866
Return on net assets, %(3)...........................................           34.2               46.9
Capital Expenditure..................................................            305                229
Average number of employees..........................................          6,043              5,945


Professional Indoor Products

Net Sales............................................................          8,113             10,887
Operating Income, excluding items affecting comparability (impairment
and restructuring charges and capital gains/losses on divestments)...            556                753
Operating Margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments),
%(1).................................................................            6.9                6.9
Net Assets(2)........................................................            974              1,621
Return on net assets, %(3)...........................................           38.3               22.0
Capital Expenditure..................................................            278                295
Average number of employees..........................................          6,126              7,995


----------

1. Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.
2. Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.
3. Defined as operating income as a percentage of average net assets, excluding items affecting comparability.


         Professional Indoor Products

         Total sales for Professional Indoor Products were lower in 2003 compared to 2002 mainly as a result of the divestment of the compressor operation. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), declined, but with an unchanged margin.

         Food-Service Equipment. Demand for food-service equipment was considerably lower in 2003 compared to 2002 particularly in some key markets in Southern Europe and the Nordic region. Sales declined as operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), showed a substantial downturn.

         Laundry Equipment. Group sales of laundry equipment declined slightly in 2003 due to lower demand in the United States and Japan. Group sales increased for comparable units. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), decreased, mainly as a result of changes in exchange rates. Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), was somewhat lower than in the previous year.

         Components. As of August 1, 2003, the Group divested its compressor operation, which had external sales of approximately SEK 2,800 million in 2002, and about 4,100 employees. The sale generated a capital loss of SEK 85 million.

         During 2002, the Group divested Zanussi Metallurgica, its European motor operation and its Mexican compressor plant. These operations had aggregate annual sales of approximately SEK 1,730 million. For a discussion of these dispositions, see "Item 5--Factors Affecting Results--Dispositions".

         Professional Outdoor Products

         Demand for professional chainsaws showed some growth in 2003, in both North America and Europe, however, mainly referring to lower-specified products. Group sales of chainsaws increased in volume during 2003. Group sales of professional lawn and garden products showed good growth. Sales of diamond tools and power cutters for comparable units declined, as a result of continued weak market demand.

         Overall, sales for Professional Outdoor Products were higher than in the previous year. Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved somewhat and margin was largely unchanged.

         A.       LIQUID FUNDS AND CAPITAL RESOURCES

         Operating cash flow is the Group's primary source of liquid funds. Electrolux also utilizes long-term and short-term borrowings as a source of liquid funds. The Group's liquid funds and capital resources are managed by the Group's treasury operations in accordance with the Electrolux internal financing policy. For additional discussion regarding liquid funds and capital resources, please see "Item 11--Quantitative and Qualitative Disclosures About Market Risk--Financing Risk".

         Liquid Funds

         Liquid funds consist of short-term investments (less than one year) and cash equivalents. The book value of liquid funds is approximately equal to fair value.

         The Group's goal is to ensure that the level of liquid funds corresponds to at least 2.5% of annualized net sales. This means that liquid funds less short-term borrowings shall exceed zero, taking into account fluctuations referring to acquisitions, divestments and seasonal variations.

         As shown in the table below, liquid funds as a percentage of annualized net sales have considerably exceeded the Group's minimum criterion in recent years, primarily as a result of positive operating cash flow and divestment of operations.



Liquidity profile                                                                     2004        2003       2002
---------------------------------------------------------------------------         --------     -------    -------
                                                                                            (SEK million)
Investments with maturities over three months..............................            265       3,783      7,602
Investments and deposits with maturities up to three months................          7,675       8,207      6,698
Fair value derivative assets included in short-term investments............            762         612          -
                                                                                    ========     =======    =======

Liquid funds...............................................................          8,702      12,602     14,300
% of annualized net sales..................................................            7.7        11.3       11.8
Net liquidity..............................................................          2,799       8,593     12,682
Fixed-interest term, days..................................................             61          64         48
Effective yield, % (average per annum).....................................            2.4         4.4        4.4
                                                                                    ========     =======    =======


         For 2004, liquid funds amounted to SEK 8,702 million (12,602), corresponding to 7.7% (11.3) of annualized net sales for 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales. For 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales. The net liquidity is calculated by deducting short-term loans from liquid funds. As from year 2003, long-term borrowings maturing within 12 months are included in short-term loans.

         Cash Flow from Operations

         Total cash flow from operations and investments decreased to 3,224 million in 2004 (3,723). Cash flow in 2004 was negatively impacted by a decline in income, increased capital expenditure, and a payment of approximately SEK 300 million relating to the U.S. pension fund, as well as lower proceeds from divestments and acquisitions. Cash flow was positively impacted by lower working capital with an increase in accounts payable and a decrease in accounts receivable. Lower spending on restructuring also had a positive impact.

     Capital expenditure, by business area       2004         2003        2002
----------------------------------------------  ------       ------      ------
Consumer Durables                                       (SEK million)
Europe........................................  1,561        1,202       1,273
% of net sales ...............................  3.7          2.7         2.8
North America.................................  1,439        618         477
% of net sales................................  4.7          1.9         1.4
Rest of the world.............................  438          470         406
% of net sales................................  3.2          3.7         2.7
Consumer Outdoor..............................  517          560         566
% of net sales................................  2.9          3.3         3.1

Professional Products
Indoor .......................................  144          278         295
% of net sales...............................   2.2          3.4         2.7
Outdoor ......................................  393          283         227
% of net sales...............................   4.1          2.9         2.6
Other.........................................  23           52          91
----------------------------------------------  ------       ------      ------

Total.........................................  4,515        3,463       3,335
% of net sales...............................   3.7          2.8         2.5


         We are currently investing in new, efficient plants in low-cost countries and in new products. Therefore, Group capital expenditure is expected to increase from the current level of approximately SEK 4.5 billion to a level of approximately SEK 4.5-5.5 billion during 2005. We have funded, and expect to continue funding, such capital investments from cash generated from our business operations.

         B.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

         Costs for research and development in 2004, including capitalization of SEK 486 million (344), increased to SEK 2,052 million (1,628 in 2003 and 1,797 in 2002), corresponding to 1.7% (1.3 in 2003 and 1.3% in 2002) of net sales.

         R&D projects during the year mainly referred to new products and design projects within appliances including development of new platforms. Major projects were new products within cooking and washing in North America and new products within the floor-care operation.

         C.       TREND INFORMATION

         Demand for appliances in 2005 is expected to show some growth in both Europe and the United States as compared to 2004. Higher costs for materials and components will have an adverse effect on the Group's operating income. Efforts to strengthen the Group's competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability (impairment and restricting charges and capital gains/losses on divestments), is expected to be somewhat lower than in 2004.

         D.       OFF-BALANCE SHEET ARRANGEMENTS

         Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2004, the aggregate amount of Electrolux off-balance sheet arrangements was approximately SEK 1,323 million. The principal component of these arrangements are guarantees in the amount of SEK 855 million issued on behalf of third parties, and receivables sold with recourse, in an aggregate amount of SEK 468 million. Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,412 million in the associated company Nordwaggon AB.

         These off-balance sheet arrangements do not, and are not reasonably likely to have, a current or future effect on Electrolux financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Electrolux shareholders.

                Amendments to Note 3 to the Financial Statements
                ------------------------------------------------

         Electrolux products are classified in three areas, i.e., Consumer Durables, Professional Indoor Products and Professional Outdoor Products. These areas form the basis for the Group's primary segment information.

         The Consumer Durables business area comprises mainly white goods. It also includes floor-care products as well as garden equipment and light-duty chainsaws. Professional Indoor Products comprise food-service equipment and laundry equipment for professional users. Professional Outdoor Products comprise mainly high-performance chainsaws and professional lawn and garden equipment, as well as power cutters and diamond tools.

         Within Consumer Durables, the white-goods operation is managed regionally while floor-care products is managed globally. Consumer Outdoor Products is together with Professional Outdoor Products managed globally. In the Group's external financial reporting, floor-care products is reported together with white goods within the respective geographical regions, since these products are sold in the same markets and to a large extent to the same retailers, and are therefore exposed to similar risks. Consumer Outdoor Products is reported separately, due to the unified management for all Outdoor Products.

         Financial information related to the above business areas is reported below.



Business area (SEK million)                             Net sales                         Operating income
                                        ----------------------------------------------------------------------------
                                                     2004        2003        2002          2004      2003      2002
                                        ----------------------------------------------------------------------------
Europe................................             42,703      44,267      45,128         3,124     3,289     3,136
North America.........................             30,767      32,247      35,245         1,106     1,583     2,027
Rest of the world.....................             13,479      12,544      14,796          -159         -        56
Consumer Outdoor Products.............             17,579      17,223      18,229         1,552     1,493     1,445
                                        ----------------------------------------------------------------------------
Total Consumer Durables...............            104,528     106,281     113,398         5,623     6,365     6,664
                                        ----------------------------------------------------------------------------
Professional Indoor Products..........              6,440       8,113      10,887           442       556       753
Professional Outdoor Products.........              9,623       9,596       8,719         1,479     1,462     1,431
                                        ----------------------------------------------------------------------------
Total Professional Products...........             16,063      17,709      19,606         1,921     2,018     2,184
                                        ----------------------------------------------------------------------------
Other.................................                 60          87         146             -         -         -
Common Group costs....................                  -           -           -          -870      -745      -683
                                        ----------------------------------------------------------------------------
Total, excluding items affecting
comparability (impairment and
restructuring charges and capital
gains/losses on divestments)..........             120,65     124,077     133,150         6,674     7,638     7,638
                                        ----------------------------------------------------------------------------
Items affecting comparability.........                  -           -           -        -1,960      -463      -434
                                        ----------------------------------------------------------------------------
Total.................................            120,651     124,077     133,150         4,714     7,175     7,731
                                        ----------------------------------------------------------------------------




                                      F-17